

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2022

Scott A. Anderson
Chief Accounting Officer
KAR Auction Services, Inc.
11299 N. Illinois Street
Carmel , Indiana 46032

Re: KAR Auction Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 23, 2022
Form 10-Q for Fiscal Period Ended September 30, 2022
Filed November 2, 2022
File No. 001-34568

Dear Scott A. Anderson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Overview of Results of KAR Auction Services, Inc. for the Years Ended December 31, 2021 and 2020
ADESA Results
Revenue, page 35

1. It appears the increase in total ADESA/Marketplace revenue in 2021 compared to 2020 was due to the increase in purchased vehicle sales. Also, it appears this revenue category was the primary reason for the decrease in total revenue for the nine months ended September 30, 2022 compared to the corresponding prior year period. We further

note that for each quarter in fiscal 2022 the quarterly amount of revenue in the current year period was lower than that for the corresponding prior year period for this revenue category. However, there does not appear to be discussion of any of these points as well the reason for the decreased trend of contribution of this revenue category to total revenue.in fiscal 2022. Please explain these points to us and any related trend information pursuant to Item 303(b)(2)(ii) of Regulation S-K with view toward disclosure as appropriate to the extent relevant to interim and annual periods.

2. You disclose the increase in ADESA total revenue in fiscal 2021 compared to fiscal 2020 is due to the increase in average revenue per vehicle sold, partially offset by a decrease in the number of vehicles sold. You also quantify the incremental increase in ADESA total revenue in fiscal 2021 from businesses acquired and fluctuations in exchange rates. Excluding these incremental impacts, it appears ADESA total revenue in 2021 decreased from 2020, with an apparent reverse price/volume relationship from that disclosed (i.e., would now be due to a decrease in the number of vehicles sold with a partial offset by an increase in average revenue per vehicle sold). However, this point is not discussed nor any related consequential trend information. Please explain to us why ADESA total revenue decreased on this basis and any related trend information with view toward disclosure as appropriate to the extent relevant to interim and annual periods.

Gross Profit, page 36

3. You disclose here and in the same sections for each period presented in the Form 10-Q for the fiscal year ended September 30, 2022 that the entire selling and purchase price of the vehicle are recorded as revenue and cost of services for purchased vehicles sold. From your disclosures it appears the gross profit of purchased vehicles reduces the overall gross profit margin percentage. However, the reason for this is not disclosed nor how the recording of the entire selling and purchase price factors into the amount of gross profit and the related percentage. Please explain to us the reason for these points and any related trend information with view toward disclosure as appropriate to the extent relevant to interim and annual periods.

Form 10-Q for the Fiscal Period Ended September 30, 2022

Condensed Notes to Consolidated Financial Statements
Note 2 - Sale of ADESA U.S. Physical Auction Business and Discontinued Operations, page 12

4. In connection with your sale of the ADESA U.S. physical auction business, you disclose you will continue to own the ADESA tradename, which has an indefinite life. Please explain to us with a view toward disclosure how the book value of this asset will be maintained and you will assess this asset for impairment..

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

5.   Service revenue is the largest category of revenue in each period presented in fiscal 2022 for Marketplace, whereas it was not the largest category in fiscal 2021. Also, it appears increases in service revenue in each period in fiscal 2022 compared to the corresponding prior year period is the reason for the increase in total Marketplace revenue in each period in fiscal 2022 compared to the corresponding prior year period. However, these points do not appear to be discussed. Please explain to us the reason for these points and any related trend information with view toward disclosure as appropriate to the extent relevant to interim and annual periods.

6.   Please quantify to the extent practicable the amount of each variance factor cited for Marketplace service revenue for each period presented. Refer to section 501.04 of our Codification of Financial Reporting Policies for guidance.

7.   For each period presented regarding Marketplace revenue, it appears you initially attribute the change in the total amount of Marketplace revenue to a price/volume assessment (i.e., the change in revenue is the result of the change in the number of vehicles sold and the change in the average revenue per vehicle sold). It appears the average revenue per vehicle sold is computed by dividing the total amount of Marketplace revenue by the total number of vehicles sold. Please explain to us with a view toward disclosure as appropriate in relevant interim and annual periods the extent you dictate changes in the amount of the pricing of each factor cited as a service revenue variance or whether the pricing of these factors is determined by other parties or other considerations that you pass along in calculating the average revenue per vehicle sold.

Liquidity and Capital Resources
Summary of Cash Flows, page 43

8.   For discontinued operations for the nine months ended 2022, we note the relatively large amount of income, net of income taxes with a relatively large amount of net cash used by operating activities. Please explain to us the factors that contributed to this use of operating cash flows.

9.   Please explain to us with a view toward disclosure as appropriate in relevant interim and annual periods the operational reasons for the significantly lower net cash provided by operating activities of continuing operations in 2022 versus 2021. In connection with this, we note the mention of non-cash adjustments which do not affect actual operating cash. Also discuss the prospects of this reduced level of operating cash flow continuing, and to the extent it is expected to continue, how you intend to meet your cash requirements and maintain operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services